Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

The following is a blog post that was published by TechCrunch on September 9, 2020.

Shift’s George Arison shares 6 tips for taking your company public via a SPAC

The used-car marketplace announced its SPAC in June 2020

George Arison

When startup entrepreneurs think about going public, they typically think about gearing up for an initial public offering (IPO). Going public via a special purpose acquisition company (SPAC), commonly referred to as a reverse merger process, is another route that’s becoming more popular and is also worth considering.

When Manish Patel, one of Shift’s board members, first suggested that I learn about SPACs back in 2019, I had no clue what he was talking about.

Now, just over a year later, we’ve almost completed Shift’s SPAC process. I hope that what we’ve learned from our experience is useful for other CEOs and founders considering a SPAC.

Shift announced its SPAC in June 2020 and is expected to complete the process of going public later this year. Here are a few of the things you and your team might want to get in order if you’ve decided that a SPAC might be a fit for you and your business:

Be prepared to become a SPAC expert

SPACs have been around for a number of years, but they have become en vogue in recent months, especially given how well the public markets have held up in the COVID-19 era. Even still, don’t expect others to understand the SPAC process right off the bat.

If you go the SPAC route, you’ll need to become an expert at financial engineering. When we first started the process, I had to spend a lot of time educating our investors and team about how SPACs work and their validity. So I’ve had to come to the table with examples of when SPACs have worked and why, with a lot of data to back up my claims. Keep in mind that going through a SPAC will likely be a new process for all of them too. Even if you’ve been through a successful IPO process, you’ll still need to educate yourself — the SPAC process and the IPO process are completely different.

Try to know what you don’t know and bring the right people on board early on

One of the ways we were able to successfully accomplish this was by finding the right kind of advisors and partners who could help us navigate the many complexities of a SPAC transaction.

In particular, we’ve really benefited from support from our bankers at Wells Fargo and our attorneys at Jenner Block. Both of the teams have run a series of successful SPACs in the past, allowing us to rely heavily on their experience. Make sure you engage the necessary lawyers and legal advisors as soon as possible too. With a SPAC you won’t have the luxury IPOs have of keeping things under the covers for a bit. Once you’re public, you’re public and you’ll want to have those experts beside you every step of the way so you don’t waste valuable time.

Meet with as many people as possible

Speak with management teams who have gone through SPACs and talk to teams that have worked with SPAC sponsors before.

You can do this by searching for a list of companies that have gone public via a SPAC in the last few years or even get a list from your banker. The more people you meet and the more experiences you can glean from others who have been through the process before, the more knowledgeable and prepared you and your team will be. There are a lot of things you can do in a SPAC transaction that are unique to your particular company and its needs, and the best way to learn about your options is to talk to folks who’ve been through the process before.

Think about your internal communication strategy

Going through a SPAC is akin to going through a public merger, so you can’t do the meetings, education and Q&As with staff in the ways that a typical IPO might afford you.

Indeed, everything you tell your team and documents you share have to be filed with the SEC. You have to be extremely careful with internal communications and ensure that nothing leaks. This was a tough adjustment for us because we pride ourselves on our very transparent culture. We also wanted our employees to hear the news from us first, not from a press release, and we wanted them to feel prepared. What we decided to do was hold a high-level overview with our staff via a town hall at 9:00 p.m. the Sunday night before the announcement.

Raise a private investment in public equity (PIPE) early on in the process

One of the other things that we did was we used our private investment in public equity (PIPE) fundraising period as a time to validate the SPAC valuation and gauge public market receptivity to Shift’s business. This is also an opportunity to increase the total amount of capital raised during the process, as you actually get real capital commitments that will ultimately be funded at close.

There are some in Silicon Valley who think that raising a PIPE is a bad idea — quite frankly, this is patently false. A core reason why SPACs work today, and why they differ from the first generation of SPACs that often did not work, is because of the PIPE process. The PIPE period allows companies to raise more capital, to validate valuations, and it also creates a pathway to transition “special situations” investors to fundamental investors that you want as long-term shareholders.

Act like a public company before you are a public company

SPACs operate on a compressed timeline compared with IPOs. In order to make sure you’re an attractive target, have everything procedurally ready early on.

As an early-stage entrepreneur, investing in the right audit and accounting procedures may not be at the top of your list, but it should be. Having public company ready audits well in advance of going public behooves any company whether or not it goes public. Just like consistent healthy eating habits are good for your waistline, having your financials ready and in order means you won’t have to crash diet in advance of your filing. Ideally you want to have three years of audited financials.

Redo any audits, if you have to, in order to be compliant. You can also do mock quarterly earnings ahead of time before they’re required and start getting into a cadence of quarterly board updates. Be regimented, have strict alignment and a lot more accountability across your teams. Operating to beat guidance will also help put more pressure on execution. Think of it as gearing up for spring training or boot camp before you actually are public.

Going through the SPAC process in the coronavirus era has been a whirlwind experience given the condensed timeframe and the year we’ve all had. Our SPAC has also set Shift up for success and enabled us to raise substantially more cash than we likely would have going the traditional IPO route. SPACs require a lot of education and due diligence on a tight timeline, but the end results, at least for our business, were entirely worth it.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

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